FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 18, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Appoints Vice President for Human Resources

April 18, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces the appointment of Mr. Mikhail Arkhipov to the position of Vice President, Human Resources. Mr. Arkhipov has also been appointed as a Member of MTS Executive Board.

Mr. Andrei Dubovoskov, President and CEO of MTS, commented, “We are confident that Mikhail’s addition to our leadership team will allow us to build on our success in the area of human resources. He will be responsible for completing integration processes within the Group, scaling of the human resources management programs to encompass all of the Group’s subsidiaries and further increasing efficiency in this area. I am confident that the wealth of experience Mikhail has gained working for the leading Russian and international companies employing state-of-the-art techniques of human resources management will enable him to achieve these ambitious goals.”

In 2011, MTS won a prestigious HR Brand award from an independent jury composed of the leading industry professionals  In 2012, MTS was recognized the best employer among Russian companies in a joint survey conducted by recruitment firm HeadHunter.ru, Pricewaterhouse Coopers (PwC) and the leading business newspaper Vedomosti. MTS has put in place comprehensive programs of professional development and employees motivation to make sure all of our 70,000 employees can successfully advance their careers within the Group. The Group’s excellence in human resources management has long been recognized by the industry.

Biography

Mikhail Arkhipov was born in 1982. In 2004, he graduated with honors from the department of sociology of the Moscow State University. Prior to joining MTS, Mikhail worked for SIBUR Group, where, as HR Director, he built a new efficient HR structure, established employees’ evaluation procedures and completely overhauled recruitment processes to satisfy the needs of new factories. From 2008 — 2009 Mikhail worked for KPMG as Head of Compensations and Benefits in Russia and the CIS. Prior to this, he worked at SUN InBev OJSC and was responsible for compensations and benefits in 10 countries of Central and Eastern Europe, and in Campomos LLC.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June

2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 18, 2013